



Bradford & Bingley
SEC MAIL PROCESSING
RECEIVED
JUN 09 2003
WASH. D.C. 152 SECTION

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Office of International Corporate Finance
Stop 3-2
Securities and Exchange
450 Fifth Street, N.W.
Washington, D.C. 2054
USA



03022719

Tel. 01274 806106

SUPPL

3 June 2003

Dear Sir

US Home Filing Exemption (12g3-2(b)) – Re 82-5154

Please find enclosed documents/announcements released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a copy of this letter which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully,

PROCESSED
JUN 24 2003
THOMSON FINANCIAL

Phil Kershaw
Deputy Company Secretary

dlw 6/19

PO Box 88, Crossflatts, Bingley, West Yorkshire BD16 2UA
Telephone 01274 555555 Fax 01274 554422 www.bbg.co.uk


RECEIVED
JUN 2003
152

30 May 2003

Bradford & Bingley completes on £260m loan portfolio acquisition from GMAC-RFC

Bradford & Bingley Plc is pleased to announce that it has today completed the purchase of a mortgage loan portfolio from GMAC-RFC at a consideration of around £260 million. This is the first purchase resulting from the agreement announced in April 2003 to acquire up to £1.05 billion of loans in three tranches during 2003 from GMAC-RFC and follows two previous mortgage portfolio purchases from GMAC-RFC in September 2002 and March 2003 at a combined consideration of £1.12 billion.

The purchase, funded from Bradford & Bingley's existing resources, has been made by Mortgage Express, its wholly owned subsidiary.

The loan portfolio acquisition will increase the Bradford & Bingley Group's managed assets, which stood at £26.6 billion on 31st December 2002, by up to 1%.

All lending in the portfolio is secured on UK residential property and has a similar credit risk profile to Mortgage Express's existing lending. In addition to reviewing the credit controls GMAC-RFC employed in originating the loan portfolio, Mortgage Express has tested the loan book using its own credit scoring process to confirm that it meets the Bradford & Bingley Group's credit standards. The acquired mortgages are, by value, approximately 48% self-certified, 31% buy to let and the rest are standard mortgages. The book has an average loan size of £118,000 and an average loan to value of 72%.

This acquisition does not affect the Bradford & Bingley Group's continuing share buy- back programme

Background Information:

- Bradford & Bingley previously acquired a £650m loan portfolio from GMAC-RFC in September 2002. This was followed by a second portfolio purchase in March 2003 for a total consideration of £470m.
- Bradford & Bingley only offers loans secured on property. As at 31st December 2002, its loan portfolio stood at £20.5bn of which 82% was secured on residential property and 18% secured on commercial property (including Housing Associations). Buy-to-let lending accounted for under 30% of the Group's total residential lending assets.
- As at 31st December 2002 Bradford & Bingley Plc had approximately 30,000 buy-to-let customers, around three quarters of whom had mortgages on only one property. The average loan size for total buy-to-let balances at 31st December 2002 was approximately £97,000 nationally and £136,500 in London. The average loan-to-value of the Group's buy-to-let loans was 71% based on original valuation and 59% based on current values. The average income of a typical buy-to-let customer is £60K pa.
- Mortgage Express is the specialist lending arm of the Bradford & Bingley Group. It provides a range of niche mortgages, including mortgages for the self-employed, buy-to-let and 100% loans.
- The consideration figure includes the assets purchased and a premium payable to GMAC-RFC.

If you would like to discuss the information in this statement, please contact:

Investor Relations
Phillip McLelland
01274 806112

Investor Relations Advisers
MacMaster & Company
Kirsten Hendrie
020 7493 9500

Media Relations
Ian Darby 020 7067 5614

Media Relations Advisers
Tulchan Communications
Kate Inverarity020 7353 4200


SEC MAIL PROCESSING
RECEIVED
2003
WASH. D.C.
152
SECTION

RNS | The company news service from the London Stock Exchange



Full Text Announcement


SEC MAIL PROCESSING
RECEIVED
JUN 09 2003
WASH, D.C.
152
SECTION

Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Purchase of Own Securities
Released	17:16 30 May 2003
Number	7688L

30 May 2003

Bradford & Bingley plc Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 29 April 2003, it purchased for cancellation 66,000 of its ordinary shares on Friday, 30 May, 2003 at a price of 347.9447p per share.

END

END

Company website



Re 82-5154

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Full Text Announcement

Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Purchase of Own Securities
Released	16:47 29 May 2003
Number	7049L


SEC MAIL PROCESSING
RECEIVED
JUN 0 2 2003
WASH. D.C. 152 SECTION

29 May 2003

Bradford & Bingley plc Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 29 April 2003, it purchased for cancellation 172,000 of its ordinary shares on Thursday, 29 May, 2003 at a price of 351.6555p per share.

END

END

Company website



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Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Purchase of Own Securities
Released	17:01 28 May 2003
Number	6499L


SEC MAIL PROCESSING
RECEIVED
JUN 2003
WASH, D.C. 152 SECTION

28 May 2003

Bradford & Bingley plc Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 29 April 2003, it purchased for cancellation 34,000 of its ordinary shares on Wednesday, 28 May, 2003 at a price of 345.4216p per share.

END

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Full Text Announcement

Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Purchase of Own Securities
Released	16:43 27 May 2003
Number	5805L


SEC MAIL PROCESSING
RECEIVED
JUN 9 2003
WASH. D.C. 152 SECTION

27 May 2003

Bradford & Bingley plc Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 29 April 2003, it purchased for cancellation 200,000 of its ordinary shares on Tuesday, 27 May, 2003 at a price of 335.9941p per share.

END

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Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Purchase of Own Securities
Released	16:27 23 May 2003
Number	5202L


SEC MAIL PROCESSING
RECEIVED
JUN 0 9 2003
152
SECTION

23 May 2003

Bradford & Bingley plc Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 29 April 2003, it purchased for cancellation 195,000 of its ordinary shares on Friday, 23 May, 2003 at a price of 336.8000p per share.

END

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SEC MAIL PROCESSING
RECEIVED
JUN 2003
152
WASH, D.C.
SECTION

Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Purchase of Own Securities
Released	17:13 22 May 2003
Number	4682L

22 May 2003

Bradford & Bingley plc Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 29 April 2003, it purchased for cancellation 139,000 of its ordinary shares on Thursday, 22 May, 2003 at a price of 336.9440p per share.

END

END

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SEC MAIL PROCESSING
RECEIVED
JUN 9 2003
WASH. D.C. 152 SECTION

Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Purchase of Own Securities
Released	17:16 21 May 2003
Number	4076L

21 May 2003

Bradford & Bingley plc Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 29 April 2003, it purchased for cancellation 288,000 of its ordinary shares on Wednesday, 21 May, 2003 at a price of 339.8951p per share.

END

END

Company website



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Re 82-5154

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Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Purchase of Own Securities
Released	16:46 20 May 2003
Number	3452L


RECEIVED
JUN 2003
PROCESSING
SECTION
WASH. D.C.
152

20 May 2003

Bradford & Bingley plc Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 29 April 2003, it purchased for cancellation 134,000 of its ordinary shares on Tuesday, 20 May, 2003 at a price of 340.7133p per share.

END

END

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RECEIVED
JUN 9 2003
152
PROCESSING
SECTION

Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Purchase of Own Securities
Released	16:28 19 May 2003
Number	2829L

19 May 2003

Bradford & Bingley plc Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 29 April 2003, it purchased for cancellation 180,000 of its ordinary shares on Monday, 19 May, 2003 at a price of 340.1181p per share.

END

END

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